SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                            ------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                             (AMENDMENT NO. 4)


                           HARVEYS CASINO RESORTS
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                              (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                               NOT APPLICABLE
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                               (CUSIP Number)

                           JONATHAN H. GRUNZWEIG
                          C/O COLONY CAPITAL, LLC
                          1999 AVENUE OF THE STARS
                                 SUITE 1200
                       LOS ANGELES, CALIFORNIA 90067
                               (310) 282-8800
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           NICK P. SAGGESE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                     300 SOUTH GRAND AVENUE, SUITE 3400
                     LOS ANGELES, CALIFORNIA 90071-3144
                               (213) 687-5000

                              FEBRUARY 1, 2001
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          (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ?

                    (Continued on following pages)


                            (Page 1 of 6 Pages)




CUSIP No. NOT APPLICABLE              13D            Page 2 of 6 Pages
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  1     NAME OF REPORTING PERSON
        COLONY HCR VOTECO, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) | |
                                                              (b) |X|
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS
        OO
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) ?
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
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   NUMBER OF         7     SOLE VOTING POWER
    SHARES                 67,284
 BENEFICIALLY              (See Item 3)
 OWNED BY EACH       ---------------------------------------------------------
   REPORTING         8     SHARED VOTING POWER
  PERSON WITH              -0-
                     ---------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                           67,284
                           (See Item 3)
                     ---------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        67,284
        (See Item 3)
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                  |  |
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.1%
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 14    TYPE OF REPORTING PERSON
        OO
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CUSIP No.  NOT APPLICABLE             13D              Page 3 of 6 Pages
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  1     NAME OF REPORTING PERSON
        THOMAS J. BARRACK, JR.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) |  |
                                                                (b) |X|
------------------------------------------------------------------------------
  3     SEC USE ONLY

------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                             |  |
------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
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   NUMBER OF           7     SOLE VOTING POWER
    SHARES                   -0-
 BENEFICIALLY          -------------------------------------------------------
 OWNED BY EACH         8     SHARED VOTING POWER
   REPORTING                 67,284
  PERSON WITH                (See Item 3)
                       -------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             -0-
                       -------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            67,284
                            (See Item 3)
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        67,284
        (See Item 3)
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                    |  |
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.1%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
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            This Amendment No. 4 amends and supplements the Schedule 13D, dated February 1, 1999, filed by Colony HCR Voteco, LLC, Thomas J. Barrack, Jr. and Kelvin L. Davis with respect to the Class A Common Stock, par value $.01 per share, of Harveys Casino Resorts, a Nevada corporation (the
"Original Schedule 13D"), as amended by Amendment No. 1 thereto, dated
April 17, 2000 (the "First Amendment"), Amendment No. 2 thereto, dated December 18, 2000 (the "Second Amendment"), and Amendment No. 3 thereto, dated January 22, 2000 (the "Third Amendment" and, the Original Schedule
13D, as amended by the First Amendment, the Second Amendment and the Third Amendment, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 3:

            On February 1, 2001 (the "Conversion Date"), pursuant to the Certificate of Designation of the Series A Preferred and the Series B Preferred, as amended (the "Certificate of Designation"), Voteco elected to convert the 10 shares of Series A Preferred held by it, representing all of the shares of Series A Preferred held by it and all of the Series A Preferred issued and outstanding, into shares of Class A Common, and Colony III elected to convert the 99,990 shares of Series B Preferred held by it, representing all of the shares of Series B Preferred held by it and all of the Series B Preferred issued and outstanding, into shares of Class B Common (the "Conversion"). In connection with the Conversion, pursuant to the Certificate of Designation, the Board of Directors of the Issuer also elected to satisfy the dividends on the Series A Preferred accrued and unpaid as of the close of business on the Conversion Date in shares of Class A Common and elected to satisfy the dividends on the Series B Preferred accrued and unpaid as of the close of business on the Conversion Date in shares of Class B Common . As a result of the Conversion and the payment of such accrued and unpaid dividends, Voteco received an aggregate of 28,484 shares of Class A Common and Colony III received an aggregate of 3,229,859 shares of Class B Common.

ITEM 4. PURPOSE OF THE TRANSACTION.

            Each of the responses set forth in Items 4(a) and 4(e) of the
Schedule 13D is hereby amended and supplemented by incorporating herein by reference the information added to supplement the response to Item 3 above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the information added to supplement the response to Item 3 above and by adding the following information:

            Prior to the Conversion, Voteco directly beneficially owned, and Mr. Barrack indirectly beneficially owned as sole member of Voteco, 67,246 shares of Class A Common, consisting of 38,800 shares of Class A Common and 28,446 shares of Class A Common underlying the 10 shares of Series A Preferred, representing approximately 98.1% of the outstanding Class A Common and aggregate voting power of the Issuer. Immediately after the Conversion, Voteco directly beneficially owns, and Mr. Barrack indirectly beneficially owns as


                             Page 4 of 6 Pages


      sole member of Voteco, 67,284 shares of Class A Common, representing approximately 98.1% of the outstanding Class A Common and aggregate voting power of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the information added to supplement the response to Item 3 above.


                             Page 5 of 6 Pages



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 2001

                                    COLONY HCR VOTECO, LLC


                                    By: /s/ Thomas J. Barrack, Jr.
                                       ---------------------------------------
                                       Name:  Thomas J. Barrack, Jr.
                                       Title: Member



                                    /s/ Thomas J. Barrack, Jr.
                                    ------------------------------------
                                    THOMAS J. BARRACK, JR.


                             Page 6 of 6 Pages